Exhibit 23.5

CONSENT OF DUFF & PHELPS

Kroll, LLC, operating through its Duff & Phelps Opinions Practice (“Duff & Phelps”), hereby consents to (i) the filing of our fairness opinion dated September 14, 2021 (the “Opinion”) to the Board of Directors of EJF Acquisition Corp. (“EJFA”) as Annex J to this Registration Statement on Form F-4, (ii) the references therein to Duff & Phelps and (iii) the inclusion therein of (a) the summaries of and excerpts from the Opinion, (b) the description of certain financial analyses underlying the Opinion and (c) certain terms of our engagement by the Board of Directors of EJFA. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Duff & Phelps Opinions Practice
Kroll, LLC

/s/ Duff & Phelps

March 29, 2022